Exhibit 3.1

Amendment No. 2 to the Amended and Restated Bylaws of A. H. Belo Corporation

(adopted and effective December 3, 2020)

NOW, THEREFORE, BE IT RESOLVED, that Article III, Section 3 of the Company’s Amended and Restated Bylaws is hereby amended to increase director retirement age from 70 to 72 and to read in its entirety as follows:

“Section 3.    Election and Term. The directors, other than the initial Board of Directors, shall be elected at each annual meeting of the shareholders commencing with the 2019 annual meeting, except as provided in Section 4 of this Article, and each director of the corporation shall hold office until the next succeeding annual meeting and until his or her successor is elected and qualified or until his or her death, resignation or removal in accordance with these Bylaws. Directors need not be residents of the State of Texas or shareholders of the corporation.

Notwithstanding the foregoing, no person shall be eligible to stand for election as a director if he or she has attained the age of 72 years. Furthermore, the term of each director shall terminate at the first annual meeting of shareholders following the date on which such director attains the age of 72 years. Notwithstanding anything else in these Bylaws, the term of any director elected, reelected or named to the Board of Directors who was an officer or other employee of the corporation (or of a subsidiary of or other entity controlled by the corporation) at the time he or she was last elected, reelected or named to serve as a director, other than any person who at such time was serving as Chief Executive Officer of the corporation, shall automatically terminate at the first annual meeting of shareholders following the date on which such director ceases to serve as an officer or other employee of the corporation (or of a subsidiary of or other entity controlled by the corporation).”